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Attn: Securities and Exchange Commission

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

April 1, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

RE:	Lucas GC Limited
Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Lucas GC Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering by the Company in the United States of the Company’s ordinary shares, par value US$0.000005 per share (the “Proposed Offering”).

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that it will publicly file the Registration Statement on Form F-1 for the Proposed Offering (the “Registration Statement”) and the Draft Registration Statement such that these filings will be publicly available on the EDGAR system at least 48 hours prior to the requested effective time and date of the Registration Statement.

The Company is also submitting herewith, for review by the staff of the Commission on a confidential basis, certain of the exhibits required to be submitted to the Commission in connection with the Draft Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at +86 10 8520 0616 or email me at yang.ge@dlapiper.com.

Yours sincerely,

/s/ Yang Ge
Yang Ge

cc:	Howard Lee, Chairman of the Board of Directors and Chief Executive Officer, Lucas GC Limited
Cavas S. Pavri, Partner, ArentFox Schiff LLP